Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Rare Element Resources Ltd.
Suite 410 – 325 Howe Street
Vancouver, British Columbia
V6C 1Z7
Telephone:  604-687-3520

(the “Company”)

Item 2

Date of Material Change

April 13, 2010

Item 3

News Release

The news release was disseminated on April 13, 2010 through Canada Newswire.

Item 4

Summary of Material Change

The Company announced that the $7.8 million financing announced on March 17, 2010 has been fully subscribed and part of the over-allotment option has been exercised by the agents.

Item 5

Full Description of Material Change

5.1 - Full Description of Material Change

Please see the news release of April 13, 2010 attached.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

For further information, contact:

Donald E. Ranta, President and Chief Executive Officer
Telephone: (604) 687-3520

Item 9

Date of Report

April 16, 2010

NEWS RELEASE RARE ELEMENT RESOURCES LTD TSX-V: RES April 13, 2010 Ref: 09-2010

Rare Element Closes $8.9 Million Financing

➢

Over-allotment exercised due to demand

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Rare Element now funded for the next two years

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32,117,737 common shares issued and outstanding

➢

Amex listing application filed

Vancouver, BC – Rare Element Resources Ltd. (TSX-V: RES) (“Rare Element” or the “Company”) announces that the $7.8 million financing announced on March 17, 2010 has been fully subscribed, and the Over-Allotment Option has been exercised by the Agents. The financing was for 2,531,501 units (the “Units”) of the Company at a price of $3.50 per Unit (the “Offering Price”), for gross proceeds of $8,860,253.50. Each Unit is comprised of one common share and one-half of one transferable common share purchase warrant (a "Warrant"). Each full Warrant entitles the holder thereof to purchase one common share of the Company (a "Warrant Share") until April 13, 2012, at a price of $4.75 per Warrant Share.

The proceeds of the financing, combined with the current cash on hand, will be used for the following key items in advancing the Bear Lodge Rare Earth Element deposit, and general corporate purposes:

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Completion of an updated NI 43-101 compliant REE resources report

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Continued metallurgincal test work to advance the process for REE recovery

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Completion of the scoping study currently underway

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An expanded REE drill program to begin in the summer.

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Other plans to advance the project subject to successful completion of the items listed above.

The financing was conducted on a “best efforts” basis, and was led by Pope & Company Limited with Jacob Securities Inc. as a syndicate partner (collectively, the “Agents”).  Global Hunter Securities LLC was the Company’s U.S. placement agent.

The Company paid $531,615 cash commission (6% of the gross proceeds of the Offering) to the Agents and issued 151,890 Agents’ Warrants (6% of the number of Units sold) for their services in connection with the Offering. Each Agents’ Warrant entitles the holder thereof to purchase one Unit at the Offering Price at any time up to April 13, 2012.

The Units were offered for sale in each of the Provinces of Alberta, British Columbia and Ontario and on a private placement basis in the United States pursuant to exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended (the

“U.S. Securities Act”), and in accordance with the applicable securities laws of any state of the United States.

The securities have not been and will not be registered under the U.S. Securities Act or the securities laws of any state of the United States, and may not be offered or sold, directly or indirectly, in the United States or to, or for the account or benefit of, a “U.S. Person” (as defined in Regulation S under the U.S. Securities Act) or persons in the United States unless registered under the U.S. Securities Act and applicable securities laws of any state of the United States or in reliance on an exemption from such registration requirements. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company’s securities set out herein in the United States, or to, or for the benefit or account of, a U.S. Person or person in the United States.

Amex application filed

Rare Element has also submitted its application to the NYSE American Stock Exchange (“AMEX”). The Company expects to continue to work on the documentation required by AMEX over the next month in order to ensure that all of the initial listing requirements are met.

Rare Element Resources Ltd (TSX-V:RES) is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on the Bear Lodge property. Gold exploration in the Bear Lodge Mountains has been conducted for several decades with several companies significantly contributing to the database and understanding. Newmont Mining Corporation’s recent exploration efforts were the most comprehensive and extensive of these programs.

Rare Element's Bear Lodge property encompasses one of the largest disseminated rare-earth occurrences in North America (M H Staatz, 1983, US Geological Survey Professional Paper 1049D). In parallel with the gold-focused exploration project, Rare Element has completed an NI 43-101-compliant resource estimate and a Technical Report on the Bear Lodge Rare-Earth Mineralization. The Company holds a 100% interest in the property, is continuing with drilling and a metallurgical testing program, and has begun a scoping study to accomplish a preliminary engineering-economic assessment of the rare-earth project.

ON BEHALF OF THE BOARD
Donald E Ranta, PhD, PGeo,
President & CEO

For further information on Rare Element Resources Ltd., please refer to the Company's website at www.rareelementresources.com or contact:

Donald E Ranta, President & CEO, (604) 687-3520

don@rareelementresources.com

Mark T. Brown, CFO, (604) 687-3520 ext 242
mtbrown@pacificopportunity.com.

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person. Technical information in this news release has been reviewed by Dr. Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101. This news release was prepared by Company management, which takes full responsibility for content. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.